Exhibit 17.1

October 11, 2005

Board of Directors
The African Diamond Company, Inc.

Re: ***<u>The African Diamond Company, Inc. (the "Company")</u>***

Dear Sirs:

Please be advised that I hereby resign as Sole Executive Officer and Sole Director The African Diamond Company, Inc, effective October 11, 2005.

My resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices.

Sincerely,

/s/
Simon Thurlow